Exhibit 21.1
Subsidiaries of the Registrant

State or Other Jurisdiction of
Name of Subsidiary*	Incorporation or Organization

Ixia Europe Limited	United Kingdom

Ixia K.K.	Japan

S.C. Ixia SRL	Romania

Ixia Technologies Private Limited	India

Ixia (Beijing) Trading Company Limited	China

*	The subsidiaries of the Registrant do not do business under any name other than as listed above.